Afya Limited Announces First-Quarter 2022 Financial Results

High and Predictable Growth
Full Year 2022 Guidance Reaffirmed

Robust EPS Expansion

Nova Lima, Brazil, May 23, 2021 – Afya Limited (Nasdaq: AFYA) (“Afya” or the “Company”), the leading medical education group and digital health services provider in Brazil, reported today financial and operating results for the three-month period ended March 31, 2022 (first quarter 2022). Financial results are expressed in Brazilian Reais and are presented in accordance with International Financial Reporting Standards (IFRS).

First Quarter 2022 Highlights

▪	1Q22 Adjusted Net Revenue increased 41.0% YoY to R$567.7 million. Adjusted Net Revenue excluding acquisitions grew 10.6%, reaching R$445.3 million.
▪	1Q22 Adjusted EBITDA increased 30.4% YoY reaching R$270.8 million, with an Adjusted EBITDA Margin of 47.7%. Adjusted EBITDA excluding acquisitions grew 3.0%, reaching R$213.9 million, with an Adjusted EBITDA Margin of 48.0%.
▪	1Q22 Net Income of R$134.9 million, 19.1% higher than 1Q21.
▪	Cash conversion of 113.0%, with a solid cash position of R$ 789.4 million.
▪	~260 thousand monthly active physicians and medical students using Afya’s Digital Services.

Table 1: Financial Highlights
	For the three months period ended March 31,
(in thousand of R$)	2022	2022 Ex Acquisitions*	2021	% Chg	% Chg Ex Acquisitions
(a) Net Revenue	566,324	443,864	394,351	43.6%	12.6%
(b) Adjusted Net Revenue (1)	567,716	445,256	402,555	41.0%	10.6%
(c) Adjusted EBITDA (2)	270,801	213,893	207,652	30.4%	3.0%
(d) = (c)/(b) Adjusted EBITDA Margin	47.7%	48.0%	51.6%	-390 bps	-360 bps

*For the three months period ended March 31, 2022, "2022 Ex Acquisitions" excludes: iClinic (only January, 2022; Closing of iClinic was in January, 2021), Medicinae, Medical Harbour, Cliquefarma, Shosp, UNIFIPMoc, FIPGuanambi, UNIGRANRIO, RX PRO, Garanhuns and Além da Medicina (all from January to March, 2022).
(1) Includes mandatory discounts in tuition fees granted by state decrees and individual/collective legal proceedings and public civil proceedings due to COVID 19 on site classes restriction and excludes recognized revenue that relates to discounts that were granted in 2H2020, but were invoiced in 1H21, based on the Supreme Court decision that was released in December 28, 2020.
(2) See more information on "Non-GAAP Financial Measures" (Item 09).

1.	Message from Management

For us in Afya, these results indicate another great start for the year ahead. We are proud to present, once again, strong results, reaffirming the success and the resilience of Afya, along with high and predictable growth, and a record cash generation. It is important to highlight that our operational leverage and capital allocation discipline are resulting in a robust EPS expansion even considering the higher net debt and interest rate in the market.

We can finally see the pandemic losing its strength, pushing our students, employees, and partners to continue extracting the best from our campuses and digital health services.

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One good example of that is our Continuing Education recovery in this quarter. After challenging periods, our practical classes are boosting again, as we’ve invested in an expansion plan that allowed us to more than double our campuses, launch new courses, and strengthen our intake process.

As presented last month at our Investors and ESG Day, our digital services strategy is more thriving than ever. Throughout development and new acquisitions, our digital ecosystem is being built with multiple offerings, unlocking new interactions and revenue streams that go beyond the physicians, achieving pharma players, hospitals, labs and drugstores chains through our platforms, scratching the surface of a total addressable market of R$28.4 billion.

M&A remains a key growth strategy for us and we will continue to evaluate opportunities to deploy capital into strategic acquisitions. In addition to Além da Medicina and Cardiopapers, we are proud to announce today another business combination, our third of 2022: Glic, a free diabetes care and management app solution for physicians and patients, that uses technology to improve diabetes education and daily routine practices, connecting users, devices and health providers. This business combination represents Afya´s entering into the physician-patient relationship pillar and further strengthens Afya's digital services strategy and ecosystem. Also, we are committed to continuing to expand our undergrad medical operation granting at least 200 medical seats per year through M&A deals, as we also have a pipeline of more than 4,500 seats.

In the undergrad scenario, we’ve successfully consolidated our leadership in medical school seats in Brazil. The expansion of our offering in the undergrad business continues to grow strong, and, already in 2022, we have increased 200 operational seats with four new Mais Médicos authorized units by MEC, with operations to start in the second semester, along with 28 new seats from the UniSL Ji-Paraná campus. So far, Afya has reached 2,759 approved seats, representing almost 20 thousand students at maturity. Considering all acquisitions and seats approved by MEC, we’ve added 1,307 seats since our IPO and we have become extremely efficient in operating medical schools and we continue to see opportunities in this area. All this effort means one thing: that our medical education business remains, and will continue to be, the cornerstone of our business in the short and middle terms.

Regarding equity operations in the quarter, one is very important to be mentioned, even though it has happened after the quarter: this month, Afya was notified of the closing of the transaction where Bertelsmann SE& Co. KGaA, or “Bertelsmann”, acquired 6,000,000 Class B common shares of Afya at the purchase price of US$26.90 per share, from Nicolau Carvalho Esteves, Rosângela de Oliveira Tavares Esteves and NRE Capital Ventures Ltd. As a result of the closing of the transaction, Bertelsmann and the Esteves family will beneficially own ~57.5% and ~33.1% voting interest, and ~31% and ~17.9% of the total shares, respectively, in Afya. As previously said, we are delighted that Bertelsmann, one of the world’s leading media companies with a significant footprint in the education sector, has evidenced its commitment to Afya’s long-term strategy through its evaluation of increasing its stake. We look forward to continuing to benefit from the vision and commitment of the Esteves family with their significant shareholding and active participation in our company.

Last, but not least, as also shown at our Investors and ESG Day, we’ve been making significant improvements in the environmental, social, and governance agenda, sequentially. Subjects related to climate change, clean energy powering, environmental governance, social impact on vulnerable areas, diversity agenda and corporate culture, human rights, relationship with the community, transparency and compliance, internal audit and cyber security were widely disclosed. I would like to invite all of you that could not participate in Afya’s Investors and ESG Day to visit our Investor Relations website to check not only the video of the event but also our 2021 Sustainability Report, which we are proud to announce the availability simultaneously with this earnings release.

High and predictable growth, strong guidance for the year, and segments ramp-up: this proves how are we evolving and empowering our mission to become the reference in medical education and digital services, encouraging students and physicians to transform their ambitions into rewarding lifelong experiences. We are proud of our business and of what we have achieved so far, and also excited for what comes next during this year.

2.	Key Events in the Quarter:
•	Afya announced, on January 2022, that Júlio de Angeli, Vice President of Innovation & Digital Services, left the company for personal reasons. "We are grateful for the time Mr. de Angeli has spent with us developing our digital services strategy and we wish him all the best” said Virgilio Gibbon, our CEO. Lélio de Souza, who has joined Afya effective as of November 2021 and has 22 years of experience in tech companies, assumed the position of Vice President of Innovation & Digital Services.

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▪	Third share repurchase program, on January 2022 - after the completion of its second share repurchase program, which resulted in the purchase of 1,383,108 Class A common shares, the Board of Directors has approved a new share repurchase program. Under this share repurchase program, Afya may repurchase up to 1,874,457 of its outstanding Class A common shares, which represents 4% of its free float, in the open market, based on prevailing market prices, beginning on January 27, 2022 until the earlier of the completion of the repurchase or December 31, 2022, depending upon market conditions. During the three-month period ended March 31, 2022, the Company repurchased 1,204,424 shares.

▪	Reinforcing our ESG commitment, Afya announced, on January 2022, that it is one of 418 companies across 45 countries and regions to join the 2022 Bloomberg Gender-Equality Index (GEI), a modified market capitalization-weighted index that aims to track the performance of public companies committed to transparency in gender-data reporting. This reference index measures gender equality across five pillars: female leadership & talent pipeline, equal pay & gender pay parity, inclusive culture, anti-sexual harassment policies, and pro-women brand. Afya was included on this year’s index for scoring above a global threshold established by Bloomberg to reflect disclosure and the achievement or adoption of best-in-class statistics and policies.

▪	Afya announced, on February 2022, that the Secretary of Regulation and Supervision of Higher Education of the Ministry of Education (“MEC”) authorized the operations of the medical schools in Abaetutuba, in the State of Pará, and Itacoatiara, in the State of Amazonas, both under the Mais Médicos II program. With these authorizations, Afya reaches its third and fourth schools authorized to start operating under the Mais Medicos II program. Each medical school will contribute with 50 seats and, with that, Afya will reach 2,581 operating seats out of 2,731 approved seats.

▪	Afya announced, on March 2022, the acquisition of 100% of the total share capital of Além da Medicina, a medical content online platform for physicians and medical students that provides educational tools in addition to technical medical content that can assist them throughout their careers. Its robust content includes mentoring for residency, soft skills, finance, accounting, and investment basics for physicians. Além da Medicina had more than 4.000 subscribers in 2021, with a general NPS of 77 and almost 100.000 followers on Instagram. The company expects a R$12.7 million gross revenue for 2022.

▪	Afya announced, on March 2022, that it was notified that an affiliate of Bertelsmann SE& Co. KGaA, or “Bertelsmann” has agreed to buy 6,000,000 Class B common shares of Afya at the purchase price of US$26.90 per share, pursuant to a binding offer made by Nicolau Carvalho Esteves, Rosângela de Oliveira Tavares Esteves and NRE Capital Ventures Ltd (together with Nicolau Carvalho Esteves and Rosângela de Oliveira Tavares Esteves, the “Esteves Family”). Bertelsmann’s acceptance of the offer remains subject to due diligence and Bertelsmann board approval. If the transaction proceeds, following the transaction, Bertelsmann and the Esteves family will beneficially own ~57.5% and ~33.1% voting interest, and ~31.0% and ~17.8% of the total shares respectively, in Afya. Afya was notified that if Bertelsmann accepts the offer, the Esteves family and Bertelsmann have agreed to amend Afya’s articles of association and the current shareholder’s agreement between Bertelsmann and the Esteves family in order to allow Bertelsmann to consolidate its investment in Afya under International Financial Reporting Standards as a controlling shareholder.

▪	Afya announced, on March 2022, that the Secretary of Regulation and Supervision of Higher Education of MEC authorized the operations of the medical schools in Bragança, in the State of Pará, and Manacapuru, in the State of Amazonas, both under Mais Médicos II program. With these authorizations, Afya reaches its fifth and sixth authorized schools to start operating under the Mais Medicos II program. Each medical school will contribute with 50 seats and with that, Afya will reach 2,681 operating seats out of 2,731 approved seats.

▪	Afya announced, on March 2022, that the Secretary of Regulation and Supervision of Higher Education of MEC authorized the increase of 28 seats of Centro Universitário São Lucas, in Ji-Parana located in the state of Rondônia. With the authorization, Afya reaches 2,759 approved seats, which will represent around 19,865 students at maturity, considering FIES and PROUNI.

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3.	Subsequent Events in the Quarter

▪	CardioPapers acquisition in April, 2022 – CardioPapers is the main medical content and education platform in the Cardiology field, offering courses and books developed by physicians and for physicians, covering all phases of the medical career, aligned with Afya’s overall business strategy.
▪	Afya announced, on April 2022, that Mr. Paulo Passoni, a board member since May 2021, has submitted his resignation letter as a member of the Board of Directors. Mrs. Maria Tereza Azevedo was appointed as his replacement effective as of April 19th.
▪	Afya announced, on April 2022, that the resolutions set out in its Notice of Annual General Meeting dated April 12, 2022 were duly passed at its Annual General Meeting held today: (1) the approval and ratification of Afya’s financial statements as of and for the fiscal year ended December 31, 2021; and (2) the approval of the Amended and Restated Memorandum and Articles of Association available at Afya’s website at https://ir.afya.com.br, subject to and with effect from Closing of the transaction disclosed in the Form 13D/A on March 4, 2022, between Esteves Family and Bertelsmann SE & Co. KGaA, accessible at the Company’s website at https://ir.afya.com.br.
▪	Afya announced, on May 2022, that it was notified of the closing of the transactions where Bertelsmann acquired 6,000,000 Class B common shares of Afya at the purchase price of US$26.90 per share, from Esteves Family. As a result of the closing of the transaction, Bertelsmann and the Esteves family will beneficially own ~57.5% and ~33.1% voting interest, and ~31.0% and ~17.8% of the total shares respectively, in Afya.
▪	Glic acquisition in May, 2022 - Glic is a free diabetes care and management app solution for physicians and patients that uses technology to improve diabetes education and daily routine practices, connecting users, devices and health providers. This business combination represents Afya´s entering into the physician-patient relationship pillar.

4.	Full Year 2022 Guidance Reaffirmed

The Company is reaffirming its previously issued guidance for FY22 including the successfully concluded acceptances of new medical students for the first semester, ensuring 100% occupancy in all of its medical schools.

The guidance for FY2022 is defined in the following table:

Guidance for 2022	Important considerations
2022 Adjusted Net Revenue is expected to be between R$2,280.0 million – R$2,360.0 million	Includes four Mais Médicos units start operating in 2H22;
Includes Ji-Parana acquisition start operating in the 2H22;
Includes Além da Medicina acquisition;
Excludes any acquisition that may be concluded after the issuance of the guidance.
2022 Adjusted EBITDA is expected to be between R$935.0 million - R$1,015 million

5.	1Q22 Overview

Operational Review

Afya is the only company offering educational and technological solutions to support physicians across every stage of the medical career, from undergraduate students in their medical school years through medical residency preparatory courses, medical specialization programs and continuing medical education. The Company also offers solutions to empower the physicians in their daily routine including supporting clinic decisions through mobile app subscription and delivering practice management tools through a Software as a Service (SaaS model).

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The Company reports results for three distinct business units. The first, Undergrad – medical schools, other healthcare programs and ex-health degrees. Revenue is generated from the monthly tuition fees the Company charges students enrolled in the undergraduate programs. The second, Continuing Education – specialization programs and graduate courses for physicians. Revenue is also generated from the monthly tuition fees the Company charges students enrolled in the specialization and graduate courses. The third is Digital Services – digital services offered by the Company at every stage of the medical career. This business unit is divided into: Content & Technology for Medical Education, Clinical Decision Software, Practice Management Tools & Electronic Medical Records, Physician-Patient Relationship, Telemedicine and Digital Prescription for physicians and provides access and demand for the healthcare players. Revenue is generated from printed books and e-books, which is recognized at the point in time when control is transferred to the customer and subscription fees (SaaS model).

Key Revenue Drivers – Undergraduate Courses

Table 2: Key Revenue Drivers	Three months period ended March 31,
	2022	2021	% Chg
Undergrad Programs
MEDICAL SCHOOL
Approved Seats	2,759	2,143	28.7%
Operating Seats	2,481	1,893	31.1%
Total Students (end of period)	17,523	12,852	36.3%
Average Total Students	17,523	12,852	36.3%
Average Total Students (ex-Acquisitions)*	14,023	12,852	9.1%
Tuition Fees (Total - R$MM)	501,523	333,319	50.5%
Tuition Fees (ex- Acquisitions* - R$MM)	393,709	333,319	18.1%
Medical School Gross Avg. Ticket (ex- Acquisitions* - R$/month)	9,359	8,645	8.3%
Medical School Net Avg. Ticket (ex- Acquisitions* - R$/month)	7,858	7,271	8.1%
UNDERGRADUATE HEALTH SCIENCE

Total Students (end of period)	20,902	14,112	48.1%
Average Total Students	20,902	14,112	48.1%

Average Total Students (ex-Acquisitions)*	13,408	14,112	-5.0%
Tuition Fees (Total - R$MM)	78,310	41,664	88.0%
Tuition Fees (ex- Acquisitions* - R$MM)	42,401	41,664	1.8%
OTHER UNDERGRADUATE
Total Students (end of period)	24,209	13,167	83.9%
Average Total Students	24,209	13,167	83.9%
Average Total Students (ex-Acquisitions)*	11,715	13,167	-11.0%
Tuition Fees (Total - R$MM)	69,182	42,999	60.9%
Tuition Fees (ex- Acquisitions* - R$MM)	37,948	42,999	-11.7%
TOTAL TUITION FEES
Tuition Fees (Total - R$MM)	649,015	417,982	55.3%
Tuition Fees (ex- Acquisitions* - R$MM)	474,058	417,982	13.4%

*For the three months period ended March 31, 2022 - "2022 Ex Acquisitions" excludes: UNIFIPMoc and FIPGuanambi (January to March, 2022; Closing of UNIFIPMoc and FIPGuanambi was in June, 2021), UNIGRANRIO (January to March, 2022; Closing of UNIGRANRIO was in August, 2021) and Garanhuns (January to March, 2021; Closing of Garanhuns was in November, 2021).

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Key Revenue Drivers – Continuing Education and Digital Services

Table 3: Key Revenue Drivers	Three months period ended March 31,
	2022	2021	% Chg
Continuing Education
Medical Specialization & Others
Total Students (end of period)	3,479	3,698	-5.9%
Average Total Students	3,479	3,698	-5.9%
Average Total Students (ex-Acquisitions)	3,479	3,698	-5.9%
Net Revenue from courses (Total - R$MM)	23,851	19,288	23.7%
Net Revenue from courses (ex- Acquisitions¹)	23,851	19,288	23.7%
Digital Services
Content & Technology for Medical Education
Medcel Active Payers
Prep Courses & CME - B2P	11,673	13,862	-15.8%
Prep Courses & CME - B2B	4,574	1,842	148.3%
Além da Medicina Active Payers	6,345	-	n.a
Clinical Decision Software
Whitebook Active Payers	131,193	110,659	18.6%
Clinical Management Tools²
iClinic Active Payers	19,622	13,272	47.8%
Shosp Active Payers	2,278	-	n.a

Digital Services Total Active Payers (end of period)	175,685	139,635	25.8%
Net Revenue from Services (Total - R$MM)	47,477	53,538	-11.3%
Net Revenue - B2P	41,197	51,678	-20.3%
Net Revenue - B2B	6,280	1,860	237.6%
Net Revenue From Services (ex-Acquisitions¹)	40,742	53,538	-23.9%
(1) For the three months period ended March 31, 2022 - "2022 Ex Acquisitions" excludes: iClinic (January, 2022; Closing of iClinic was in January, 2021), Medicinae (January to March, 2022; Closing of Medicinae was in March, 2021), Medical Harbour (January to March, 2022; Closing of Medical Harbour was in April, 2021), Cliquefarma (January to March, 2022; Closing of Cliquefarma was in April, 2021), Shosp (January to March, 2022; Closing of Shosp was in May, 2021), RX PRO (January to March, 2022; Closing of RX PRO was in October, 2021) and Além da Medicina (January to March, 2022; Closing of Além da Medicina was in March, 2022).
(2) Clinical management tools includes Telemedicine and Digital Prescription features.

Key Operational Drivers – Digital Services

Monthly Active Users (MaU) represents the number of unique individuals that consumed Digital Services content in each one of our products in the last 30 days of a specific period.

Monthly Active Unique Users (MUAU) represents the number of unique individuals, without overlap of users among products, in the last 30 days of a specific period. Since this concept is being implemented for the first time starting this quarter, historical metrics of MUAU could not be disclosed.

Total monthly active users reached approximately 260 thousand, 17.1% higher over the same period in the last year.

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Table 4: Key Operational Drivers for Digital Services - Monthly Active Users (MaU)
	1Q22	1Q21	% Chg YoY	4Q21	3Q21	2Q21
Content & Technology for Medical Education	21,464	19,857	8.1%	16,205	20,015	18,968
Clinical Decision Software	218,313	173,959	25.5%	194,308	194,082	181,138
Clinical Management Tools¹	19,762	27,799	-28.9%	37,030	32,909	32,968
Total Monthly Active Users (MaU) - Digital Services	259,539	221,615	17.1%	247,543	247,006	233,074
1) Clinical management tools includes Telemedicine and Digital Prescription features
2) Clinical management tools MAU excludes other users other than payors, starting in 1Q22

Table 5: Key Operational Drivers for Digital Services - Monthly Unique Active Users (MuaU)
1Q22

Total Monthly Unique Active Users (MuaU) - Digital Services	242,374

1) Total Monthly Unique Active Users excludes non-integrated companies: Medicinae, Shosp and Além da Medicina

Seasonality

Undergrad’s and Continuing Education tuition revenues are related to the intake process and monthly tuition fees charged to students over the period thus the Company does not have significant fluctuations during the semester. Digital Services is comprised mostly by Medcel, Pebmed and iClinic revenues. While Pebmed and iClinic do not have significant fluctuation regarding seasonality, Medcel’s revenue is concentrated in the first and last quarter of the year, as a result of the enrollments of Medcel’s clients period. The majority of Medcel’s revenues are derived from printed books and e-books, which are recognized at the point in time when control is transferred to the customer. Consequently, the Digital Services segment generally has higher revenues and results of operations in the first and last quarters of the year compared to the second and third quarters of the year.

Revenue

Adjusted Net Revenue for the first quarter of 2022 was R$567.7 million, an increase of 41.0% over the same period of the prior year, mainly due to the maturation of medical seats, an increase in the average ticket of Medical programs and consolidation of acquisitions of medical schools and digital services. Adjusted Net Revenue also includes an impact of R$ 1.4 million due to the remaining net temporary discounts in tuition fees granted by individual and collective legal proceedings and public civil proceedings related to COVID-19, that are expected to end during the second quarter.

Excluding acquisitions, Adjusted Net Revenue in the first quarter increased 10.6% YoY to R$445.3 million, mainly due to the expansion of Undergrad and the Continuing Education recovery, which ended the first quarter with a 23.7% increase in net revenue, mainly due to the interruption of the effects of the COVID-19 pandemic. The growth in Adjusted Net Revenue was partially offset by Digital Services revenue, which decreased 23.9%, due to a lower performance of Medcel in the 1Q22, which was caused by higher competition in the Residency Preparatory market.

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Table 6: Revenue & Revenue Mix
(in thousands of R$)	For the three months period ended March 31,
	2022	2022 Ex Acquisitions*	2021	% Chg	% Chg Ex Acquisitions
Net Revenue Mix
Undergrad	495,395	379,670	321,852	53.9%	18.0%
Adjusted Undergrad¹	496,787	381,062	330,056	50.5%	15.5%
Continuing Education	23,851	23,851	19,288	23.7%	23.7%
Digital Services	47,477	40,742	53,538	-11.3%	-23.9%
Inter-segment transactions	- 399	- 399	- 327	n.a	n.a
Total Reported Net Revenue	566,324	443,864	394,351	43.6%	12.6%
Total Adjusted Net Revenue ¹	567,716	445,256	402,555	41.0%	10.6%
*For the three months period ended March 31, 2022, "2022 Ex Acquisitions" excludes: iClinic (only January, 2022; Closing of iClinic was in January, 2021), Medicinae, Medical Harbour, Cliquefarma, Shosp, UNIFIPMoc, FIPGuanambi, UNIGRANRIO, RX PRO, Garanhuns and Além da Medicina (all from January to March, 2022).
(1) Includes mandatory discounts in tuition fees granted by state decrees and individual/collective legal proceedings and public civil proceedings due to COVID 19 on site classes restriction and excludes recognized revenue that relates to discounts that were granted in 2H2020, but were invoiced in 1H21, based on the Supreme Court decision that was released in December 28, 2020.
(2) See more information on "Non-GAAP Financial Measures" (Item 09).

Adjusted EBITDA

Adjusted EBITDA for the three-month period ended March 31, 2022 increased 30.4% to R$ 270.8 million, up from R$ 207.7 million in the same period of the prior year, while the Adjusted EBITDA Margin decreased 390 basis points to 47.7%, mainly due to consolidations of acquisitions with lower EBITDA Margins and a decrease in Medcel Net Revenue, mainly due to higher competition in the Residency Preparatory market.

Excluding acquisitions, Adjusted EBITDA for the three months period ended March 31, 2022 increased 3.0% YoY to R$ 213.9 million from R$ 207.7 million, while the Adjusted EBITDA Margin decreased 360 basis points to 48.0%, mainly due to Medcel lower results.

Table 7: Adjusted EBITDA
(in thousands of R$)	For the three months period ended March 31,
	2022	2022 Ex Acquisitions*	2021	% Chg	% Chg Ex Acquisitions
Adjusted EBITDA	270,801	213,893	207,652	30.4%	3.0%
% Margin	47.7%	48.0%	51.6%	-390 bps	-360 bps
*For the three months period ended March 31, 2022, "2022 Ex Acquisitions" excludes: iClinic (only January, 2022; Closing of iClinic was in January, 2021), Medicinae, Medical Harbour, Cliquefarma, Shosp, UNIFIPMoc, FIPGuanambi, UNIGRANRIO, RX PRO, Garanhuns and Além da Medicina (all from January to March, 2022).

Adjusted Net Income

Net Income for the first quarter of 2022 was R$134.9 million, an increase of 19.1% over the same period of the prior year. Net Income results were mainly affected by an increase of 141.4% in finance expenses, especially due to a higher debt position related to 9 business combinations and license acquisitions executed in the last 12 months, and a higher interest rate over the same period last year.

Our EPS reached R$1.42 per share, an increase of 22.4% year over year, reflecting the increase in our Net Income, and capital allocation discipline executing our three buyback programs.

Adjusted Net Income for the first quarter of 2022 was R$ 167.2 million, an increase of 4.5% over the same period of the prior year. The difference between Net Income and Adjusted Net Income in this quarter was reduced mainly related to decreases of 39.8% and 79.1% in non-recurring expenses and in share-based compensation, respectively.

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Table 8: Adjusted Net Income
(in thousands of R$)	For the three months period ended March 31,
	2022	2021	% Chg
Net income	134,942	113,348	19.1%
Amortization of customer relationships and trademark (1)	18,283	14,317	27.7%
Share-based compensation	2,929	14,009	-79.1%
Non-recurring expenses:	11,027	18,315	-39.8%
- Integration of new companies (2)	4,171	3,023	38.0%
- M&A advisory and due diligence (3)	1,212	1,811	-33.1%
- Expansion projects (4)	602	1,227	-50.9%
- Restructuring expenses (5)	3,650	4,050	-9.9%
- Mandatory Discounts in Tuition Fees (6)	1,392	8,204	-83.0%
Adjusted Net Income	167,181	159,989	4.5%

Basic earnings per share - R$ (7)	1.42	1.16	22.4%
(1) Consists of amortization of customer relationships and trademark recorded under business combinations.
(2) Consists of expenses related to the integration of newly acquired companies.
(3) Consists of expenses related to professional and consultant fees in connection with due diligence services for our M&A transactions.
(4) Consists of expenses related to professional and consultant fees in connection with the opening of new campuses.
(5) Consists of expenses related to the employee redundancies in connection with the organizational restructuring of our acquired companies.
(6) Consists of mandatory discounts in tuition fees granted by state decrees, individual/collective legal proceedings and public civil proceedings due to COVID 19 on site classes restriction and excludes recognized revenue that relates to discounts that were granted in 2H2020, but were invoiced in 1H21, based on the Supreme Court decision that was released in December 28, 2020.
(7) Basic earnings per share: Net Income/Average number of shares in the period (ex-treasury).

Cash and Debt Position

For the three-month period ended March 31, 2022, Afya reported Adjusted Cash Flow from Operations of R$293.6 million, up from R$194.1 million in the same period of the previous year, an increase of 51.3% YoY, boosted by the solid operational result.

Operating Cash Conversion Ratio for the three-month period ended March 31, 2022, was 113.0%, compared with 102.5% in the same period of the previous year. This increase was mainly due to a decrease in the growth of the trade receivables comparing 1Q22 over FY2021, mainly affected by the end of the grace period of tuition renegotiation that occurred in 2020 and highly affected the 1Q21 and the enrollment renewals.

Cash and cash equivalents on March 31, 2022 were R$ 789.4 million, a decrease of 18.2% over the same period in 2021.

On March 31, 2022, net debt, excluding the effect of IFRS 16, totaled R$1,368.7 million, compared with net debt of R$230.0 million in the same period in 2021, mainly due to payments related to (a) 9 business combinations and license acquisitions executed in the last 12 months, totaling R$1,184.5 million; (b) shares repurchase program of R$237.7 million, executed in the last 12 months and (c) investments activities in properties, equipment and intangibles (excluding license acquisitions) totaling R$213.4 million in the last 12 months, that were partially offset by the R$730.3 million cash generation from March 31, 2021 through March 31, 2022. The following table shows more information regarding the cost of debt for the first quarter, considering loans and financing and accounts payable to selling shareholders.

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Table 9: Gross Debt and Average Cost of Debt
(in thousands of R$)	For the three months period ended March 31,
			Cost of Debt
	Gross Debt	Duration (Years)	per year	%CDI*
Loans and financing: Softbank	823	4.2	6.5%	65%
Loans and financing: Others	566	1.3	11.9%	116%
Accounts payable to selling shareholders	769	1.5	10.2%	100%
Average		2.5	9.2%	90%
*Based on the annualized Interbank Certificates of Deposit ("CDI") rate for the period as a reference: 1Q22: ~10.06% p.y.

Table 10: Operating Cash Conversion Ratio Reconciliation	For the three months period ended March 31,
(in thousands of R$)	Considering the adoption of IFRS 16
	2022	2021	% Chg
(a) Cash flow from operations	278,715	179,279	55.5%
(b) Income taxes paid	14,850	14,801	0.3%
(c) = (a) + (b) Adjusted cash flow from operations	293,565	194,080	51.3%

(d) Adjusted EBITDA	270,801	207,652	30.4%
(e) Non-recurring expenses:	11,027	18,315	-39.8%
- Integration of new companies (1)	4,171	3,023	38.0%
- M&A advisory and due diligence (2)	1,212	1,811	-33.1%
- Expansion projects (3)	602	1,227	-50.9%
- Restructuring Expenses (4)	3,650	4,050	-9.9%
- Mandatory Discounts in Tuition Fees (5)	1,392	8,204	-83.0%
(f) = (d) - (e) Adjusted EBITDA ex- non-recurring expenses	259,774	189,337	37.2%
(g) = (a) / (f) Operating cash conversion ratio	113.0%	102.5%	1050 bps
(1) Consists of expenses related to the integration of newly acquired companies.
(2) Consists of expenses related to professional and consultant fees in connection with due diligence services for M&A transactions.
(3) Consists of expenses related to professional and consultant fees in connection with the opening of new campuses.
(4) Consists of expenses related to the employee redundancies in connection with the organizational restructuring of acquired companies.
(5) Consists of mandatory discounts in tuition fees granted by state decrees and individual/collective legal proceedings and public civil proceedings due to COVID 19 on site classes restriction and excludes recognized revenue that relates to discounts that were granted in 2H2020, but were invoiced in 1H21, based on the Supreme Court decision that was released in December 28, 2020.

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Table 11: Cash and Debt Position
(in thousands of R$)
	1Q22	FY2021	% Chg	1Q21	% Chg
(+) Cash and Cash Equivalents	789,435	748,562	5.5%	965,546	-18.2%
Cash and Bank Deposits	42,648	88,487	-51.8%	41,191	3.5%
Cash Equivalents	746,787	660,075	13.1%	924,355	-19.2%
(-) Loans and Financing	1,388,841	1,374,876	1.0%	620,928	123.7%
Current	142,654	128,720	10.8%	115,089	24.0%
Non-Current	1,246,187	1,246,156	0.0%	505,839	146.4%
(-) Accounts Payable to Selling Shareholders	698,413	679,826	2.7%	499,309	39.9%
Current	264,520	239,849	10.3%	193,692	36.6%
Non-Current	433,893	439,977	-1.4%	305,617	42.0%
(-) Other Short and Long Term Obligations	70,880	72,726	-2.5%	75,329	-5.9%
(=) Net Debt (Cash) excluding IFRS 16	1,368,699	1,378,866	-0.7%	230,020	495.0%
(-) Lease Liabilities	733,420	714,085	2.7%	466,204	57.3%
Current	27,750	24,955	11.2%	65,999	-58.0%
Non-Current	705,670	689,130	2.4%	400,205	76.3%
Net Debt (Cash) with IFRS 16	2,102,119	2,092,951	0.4%	696,224	201.9%

CAPEX

Capital expenditures is consisting of the purchase of property and equipment and intangible assets, including expenditures mainly related to the expansion and maintenance of our campuses and headquarters including leasehold improvements, and the development of new solutions in the digital segment, among others.

For the first quarter of 2022, CAPEX went from R$32.9 million to R$76.8 million, an increase of 133.2% over the same period of the prior year, due to higher expenditures related to intangible assets, mainly explained by the R$24.4 million earn-out related to the 28 additional seats of Centro Universitário São Lucas, in Ji-Parana, that was approved in March, 2022.

Table 12: CAPEX
(in thousands of R$)	For the three months period ended March 31,
	2022	2021	% Chg
CAPEX	76,759	32,922	133.2%
Property and equipment	30,670	23,056	33.0%
Intanglibe assets	46,088	9,866	367.1%
- Licenses	24,408	-	n.a.
- Others	21,680	9,866	119.7%

ESG Metrics

ESG commitment is an important part of Afya’s strategy and permeates the Company’s core values. Afya has been advancing year after year on its core pillars and, since 2021, ESG metrics have been disclosed in the Company’s quarterly financial results.

In August 2021, Afya assumed a voluntary commitment to have at least 50% women in its management positions by 2030. In addition, Afya announced that it was certificated by Women on Board, an independent initiative whose purpose is to acknowledge, value and promote corporate environments in which women are part of the board of directors. The company voluntarily committed to continuing to have at least two women as board members.

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On January 2022, Afya announced that it is one of 418 companies across 45 countries and regions to join the 2022 Bloomberg Gender-Equality Index (GEI), a modified market capitalization-weighted index that aims to track the performance of public companies committed to transparency in gender-data reporting. This reference index measures gender equality across five pillars: female leadership & talent pipeline, equal pay & gender pay parity, inclusive culture, anti-sexual harassment policies, and pro-women brand. Afya was included on this year’s index for scoring above a global threshold established by Bloomberg to reflect disclosure and the achievement or adoption of best-in-class statistics and policies.

Simultaneously with the quarterly results, we are also proud to announce Afya’s 2021 Sustainability Report.

We have consolidated our leadership position in Medical Education, and continued our inroads into the Digital Medical Services segment, which is consistent with our proposal to be the physician's partner in all stages of their academic training and professional journey. This strategy, which guides our business, as well as its unfolding, is detailed in the report, along with the results achieved from our operations. In it, we have also gathered information on our Management structure and ESG practices, in addition to the socio-environmental impacts we produce through our operations.

This material, as it has been since our 1st edition, was prepared based on the guidelines laid down by the Global Reporting Initiative (GRI), which is the international benchmark for the preparation of sustainability reports. To depict the impacts of our operations on society and the environment, we have complemented the information with elements from the approach determined by the International Integrated Reporting Council (IIRC), the institution that sets the parameters for Integrated Reports.

For the purpose of providing more information to those who wish to assess our performance as regards ESG practices, we have incorporated some indicators from the Sustainability Accounting Standards Board (SASB), an international organization that establishes parameters for a better analysis of these topics. We have also indicated, throughout the report, how our initiatives contribute to achieving the goals established by global movements led by the United Nations Organization (UNO): the Global Compact, to which we have been a signatory since 2020, and by the 2030 Agenda, which unfolds in the Sustainable Development Goals (SDGs).

The 2021 Sustainability Report can be found at: https://ir.afya.com.br/ >> Corporate Governance >> Sustainability.

Table 12: ESG Metrics			1Q22	1Q21	2020	2019
#	GRI	Governance and Employee Management
1	405-1	Number of employees	8,528	6,012	6,100	3,369
2	405-1	Percentage of female employees	56%	55%	55%	57%
3	405-1	Percentage of female employees in the board of directors	18%	18%	18%	22%
4	102-24	Percentage of independent member in the board of directors	36%	36%	36%	22%
		Environmental
4	302-1	Total energy consumption (kWh)	2,757,942	1,877,353	6,428,382	5,928,450
4.1	302-1	Consumption per campus	72,577	69,532	257,135	395,230
5	302-1	% supplied by distribution companies	78.5%	90.0%	87.4%	96.2%
6	302-1	% supplied by other sources	21.5%	10.0%	12.6%	3.8%
		Social
8	413-1	Number of free clinical consultations offered by Afya	80,751	62,096	427,184	270,000
9		Number of physicians graduated in Afya's campuses	16,597	n.a	12,691	8,306
10	201-4	Number of students with financing and scholarship programs (FIES and PROUNI)	8,223	5,789	4,999	2,808
11		% students with scholarships over total undergraduate students	13.1%	15.9%	13.7%	11.7%
12	413-1	Hospital, clinics and city halls partnerships	1,816	432	432	60

*Considering deliberations approved on April 29, 2022, the number of female employees represents 27% of the board of directors.

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6.               Conference Call and Webcast Information

When:	May 23, 2021 at 5:00 p.m. ET.

Who:	Mr. Virgilio Gibbon, Chief Executive Officer Mr. Luis André Blanco, Chief Financial Officer Ms. Renata Costa Couto, Head of Investor Relations

Dial-in:   Brazil: +55 11 4680 6788 or +55 11 4700 9668 or +55 21 3958 7888 or +55 11 4632 2236 or +55 11 4632 2237

        United States: +1 312 626 6799 or +1 929 205 6099 or +1 301 715 8592 or +1 346 248 7799 or +1 669 900 6833 or +1 253 215 8782

Webinar ID: 916 1547 5303

Other Numbers: https://afya.zoom.us/u/aenU85FCu

OR

Webcast: https://afya.zoom.us/j/91615475303

Webinar ID: 916 1547 5303

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7.               About Afya Limited (Nasdaq: AFYA)

Afya is the leading medical education group in Brazil based on number of medical school seats. It delivers an end-to-end physician-centric ecosystem that serves and empowers students to be lifelong medical learners, from the moment they enroll as medical students, through their medical residency preparation, graduate program, and continuing medical education activities. Afya also offers content and clinical decision applications for healthcare professionals through its products WhiteBook, Nursebook and Portal PEBMED. For more information, please visit www.afya.com.br.

8.               Forward – Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which statements involve substantial risks and uncertainties. All statements other than statements of historical fact could be deemed forward looking, and include risks and uncertainties related to statements about our competition; our ability to attract, upsell and retain students; our ability to increase tuition prices and prep course fees; our ability to anticipate and meet the evolving needs of students and professors; our ability to source and successfully integrate acquisitions; general market, political, economic, and business conditions; and our financial targets such as revenue, share count and IFRS and non-IFRS financial measures including gross margin, operating margin, net income (loss) per diluted share, and free cash flow. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the potential impacts of the COVID-19 pandemic on our business operations, financial results and financial position and the Brazilian economy.

The Company undertakes no obligation to update any forward-looking statements made in this press release to reflect events or circumstances after the date of this press release or to reflect new information or the occurrence of unanticipated events, except as required by law. The achievement or success of the matters covered by such forward-looking statements involves known and unknown risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions prove incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. Readers should not rely upon forward-looking statements as predictions of future events. Forward-looking statements represent management’s beliefs and assumptions only as of the date such statements are made. Further information on these and other factors that could affect the Company’s financial results are included in the filings made with the United States Securities and Exchange Commission (SEC) from time to time, including the section titled “Risk Factors” in the most recent Rule 434(b) prospectus. These documents are available on the SEC Filings section of the investor relations section of our website at: https://ir.afya.com.br/.

9.               Non-GAAP Financial Measures

To supplement the Company's consolidated financial statements, which are prepared and presented in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board—IASB, Afya uses Adjusted EBITDA and Operating Cash Conversion Ratio information, which are non-GAAP financial measures, for the convenience of investors. A non-GAAP financial measure is generally defined as one that intends to measure financial performance but excludes or includes amounts that would not be equally adjusted in the most comparable GAAP measure.

Afya calculates Adjusted EBITDA as net income plus/minus net financial result plus income taxes expense plus depreciation and amortization plus interest received on late payments of monthly tuition fees, plus share-based compensation plus/minus share of income of associate plus/minus non-recurring expenses. The calculation of Adjusted Net Income is net income plus amortization of customer relationships and trademark, plus share-based compensation. We calculate Operating Cash Conversion Ratio as the cash flow from operations, adjusted with income taxes paid divided by Adjusted EBITDA plus/minus non-recurring expenses.

Management presents Adjusted EBITDA, because it believes these measures provide investors with a supplemental measure of financial performance of the core operations that facilitates period-to-period comparisons on a consistent basis. Afya also presents Operating Cash Conversion Ratio because it believes this measure provides investors with a measure of how efficiently the Company converts EBITDA into cash. The non-GAAP financial measures described in this prospectus are not a substitute for the IFRS measures of earnings. Additionally, calculations of Adjusted EBITDA and Operating Cash Conversion Ratio may be different from the calculations used by other companies, including competitors in the education services industry, and therefore, Afya’s measures may not be comparable to those of other companies.

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10.            Investor Relations Contact

Renata Couto, Head of Investor Relations
Phone: +55 31 3515.7564 | +55 31 98463.3341
E-mail: renata.couto@afya.com.br

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11.            Financial Tables

Consolidated statements of income

For the three months period ended March 31, 2022 and 2021

(In thousands of Brazilian Reais, except earnings per share)

	March 31, 2022 (unaudited)	March 31, 2021 (unaudited)

Net revenue	566,324	394,351
Cost of services	(186,730)	(126,492)
Gross profit	379,594	267,859

General and administrative expenses	(178,514)	(130,404)
Other (expenses) income, net	(309)	1,185

Operating income	200,771	138,640

Finance income	24,569	13,815
Finance expenses	(81,291)	(33,672)
Finance result	(56,722)	(19,857)

Share of income of associate	4,240	3,239

Income before income taxes	148,289	122,022

Income taxes expenses	(13,347)	(8,674)

Net income	134,942	113,348

Other comprehensive income	-	-
Total comprehensive income	134,942	113,348

Income attributable to
Equity holders of the parent	129,610	108,090
Non-controlling interests	5,332	5,258
	134,942	113,348
Basic earnings per share
Per common share	1.42	1.16
Diluted earnings per share Per common share	1.42	1.15

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Consolidated balance sheets - For the three months period ended March 31, 2022 and December 31, 2021

(In thousands of Brazilian Reais)

	March 31, 2022 (unaudited)	December 31, 2021
Assets
Current assets
Cash and cash equivalents	789,435	748,562
Trade receivables	364,701	378,351
Inventories	13,864	11,827
Recoverable taxes	31,544	25,579
Other assets	30,678	42,533
Total current assets	1,230,222	1,206,852

Non-current assets
Trade receivables	28,390	27,442
Other assets	182,946	180,306
Investment in associate	51,163	48,477
Property and equipment	440,193	419,808
Right-of-use assets	676,402	663,686
Intangible assets	3,952,453	3,900,835
Total non-current assets	5,331,547	5,240,554

Total assets	6,561,769	6,447,406

Liabilities
Current liabilities
Trade payables	57,066	59,098
Loans and financing	142,654	128,720
Lease liabilities	27,750	24,955
Accounts payable to selling shareholders	264,520	239,849
Notes payable	15,306	14,478
Advances from customers	111,541	114,585
Labor and social obligations	152,438	131,294
Taxes payable	30,059	26,715
Income taxes payable	11,608	11,649
Other liabilities	13,205	15,163
Total current liabilities	826,147	766,506

Non-current liabilities
Loans and financing	1,246,187	1,246,156
Lease liabilities	705,670	689,130
Accounts payable to selling shareholders	433,893	439,977
Notes payable	55,574	58,248
Taxes payable	95,341	96,598
Provision for legal proceedings	152,106	148,287
Other liabilities	2,394	2,486
Total non-current liabilities	2,691,165	2,680,882
Total liabilities	3,517,312	3,447,388

Equity
Share capital	17	17
Additional paid-in capital	2,375,344	2,375,344
Share-based compensation reserve	97,030	94,101
Treasury stock	(241,393)	(152,630)
Retained earnings	760,927	631,317
Equity attributable to equity holders of the parent	2,991,925	2,948,149
Non-controlling interests	52,532	51,869
Total equity	3,044,457	3,000,018

Total liabilities and equity	6,561,769	6,447,406

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Consolidated statements of cash flow - For the three months period ended March 31, 2022 and 2021

(In thousands of Brazilian Reais)

	March 31, 2022 (unaudited)	March 31, 2021 (unaudited)
Operating activities
Income before income taxes	148,289	122,022
Adjustments to reconcile income before income taxes
Depreciation and amortization	48,387	31,651
Disposals of property and equipment	319	26
Disposals of intangible	2,894	-
Allowance for doubtful accounts	14,983	11,065
Share-based compensation expense	2,929	14,009
Net foreign exchange differences	126	(3,988)
Accrued interest	46,106	12,285
Accrued lease interest	20,641	13,120
Share of income of associate	(4,240)	(3,239)
Provision for legal proceedings	3,819	2,002
Changes in assets and liabilities
Trade receivables	(576)	(33,229)
Inventories	(2,037)	(2,077)
Recoverable taxes	(5,965)	779
Other assets	9,263	1,550
Trade payables	(2,736)	7,088
Taxes payables	2,357	729
Advances from customers	(9,229)	13,582
Labor and social obligations	21,074	9,046
Other liabilities	(2,839)	(2,341)
	293,565	194,080
Income taxes paid	(14,850)	(14,801)
Net cash flows from operating activities	278,715	179,279

Investing activities
Acquisition of property and equipment	(30,670)	(23,056)
Dividends received	1,554	5,770
Acquisition of intangibles assets	(21,680)	(9,866)
Payments of notes payable	(3,614)	(2,628)
Acquisition of subsidiaries, net of cash acquired	(47,904)	(150,483)
Net cash flows used in investing activities	(102,314)	(180,263)

Financing activities
Payments of loans and financing	(14,494)	(2,010)
Payments of lease liabilities	(27,476)	(17,509)
Treasury shares	(88,763)	(64,752)
Dividends paid to non-controlling interests	(4,669)	(4,275)
Net cash flows from (used in) financing activities	(135,402)	(88,546)
Net foreign exchange differences	(126)	3,984
Net increase in cash and cash equivalents	40,873	(85,546)
Cash and cash equivalents at the beginning of the year	748,562	1,045,042
Cash and cash equivalents at the end of the year	789,435	959,496

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Reconciliation between Net Income and Adjusted EBITDA

Reconciliation between Adjusted EBITDA and Net Income

(in thousands of R$)	For the three months period ended March 31,
	2022	2021	% Chg
Net income	134,942	113,348	19.1%
Net financial result	56,722	19,857	185.7%
Income taxes expense	13,347	8,674	53.9%
Depreciation and amortization	48,387	31,651	52.9%
Interest received (1)	7,687	5,037	52.6%
Income share associate	(4,240)	(3,239)	30.9%
Share-based compensation	2,929	14,009	-79.1%
Non-recurring expenses:	11,027	18,315	-39.8%
- Integration of new companies (2)	4,171	3,023	38.0%
- M&A advisory and due diligence (3)	1,212	1,811	-33.1%
- Expansion projects (4)	602	1,227	-50.9%
- Restructuring expenses (5)	3,650	4,050	-9.9%
- Mandatory Discounts in Tuition Fees (6)	1,392	8,204	-83.0%
Adjusted EBITDA	270,801	207,652	30.4%
Adjusted EBITDA Margin	47.7%	51.6%	-390 bps

(1) Represents the interest received on late payments of monthly tuition fees.
(2) Consists of expenses related to the integration of newly acquired companies.
(3) Consists of expenses related to professional and consultant fees in connection with due diligence services for our M&A transactions.
(4) Consists of expenses related to professional and consultant fees in connection with the opening of new campuses.
(5) Consists of expenses related to the employee redundancies in connection with the organizational restructuring of our acquired companies.
(6) Consists of mandatory discounts in tuition fees granted by state decrees and individual/collective legal proceedings due COVID 19 on site classes restriction and excludes recognized revenue that relates to discounts that were granted in 2H2020, but were invoiced in 1H21, based on the Supreme Court decision that was released in December 28, 2020.

19